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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 5)*



                                Administaff, Inc.
 ------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   00 7094 105
                         ------------------------------
                                 (CUSIP Number)



                                December 31, 2003
 ------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

         [ ]      Rule 13d-1(b)
         [ ]      Rule 13d-1(c)
         [X]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.  00 7094 105                        PAGE   2   OF   6  PAGES
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
====================================================================================================================
      1         NAMES OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                         Paul J. Sarvadi
--------------------------------------------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                [a]
                [ ]
                [b]
                [ ]
--------------------------------------------------------------------------------------------------------------------
     3         SEC USE ONLY


--------------------------------------------------------------------------------------------------------------------
      4         CITIZENSHIP OR PLACE OF ORGANIZATION


                         United States
--------------------------------------------------------------------------------------------------------------------
                                       5        SOLE VOTING POWER
                                                         12,862(*)
           NUMBER OF
  SHARES BENEFICIALLY OWNED BY    ----------------------------------------------------------------------------------
              EACH                     6        SHARED VOTING POWER
           REPORTING                                     2,969,000 (**)
             PERSON
              WITH                ----------------------------------------------------------------------------------
                                       7        SOLE DISPOSITIVE POWER
                                                         12,862(*)

                                  ----------------------------------------------------------------------------------
                                       8        SHARED DISPOSITIVE POWER
                                                         2,969,000 (**)

--------------------------------------------------------------------------------------------------------------------



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CUSIP NO.  00 7094 105                        PAGE   3   OF   6  PAGES
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
--------------------------------------------------------------------------------------------------------------------
      9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         2,981,862

--------------------------------------------------------------------------------------------------------------------
      10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                [ ]

--------------------------------------------------------------------------------------------------------------------
      11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                         11.9%

--------------------------------------------------------------------------------------------------------------------
      12        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                         IN

====================================================================================================================


        (*) Includes 12,862 shares held by the estate of Rodney Hopkins. Paul Sarvadi was named the duly qualified executor of the estate of Rodney Hopkins on October 7, 2003.

        (**) Includes 218,000 exercisable employee stock options (rights to buy); 1,902,350 shares held by Our Ship Limited Partnership Ltd.; 819,870 shares held by the Sarvadi Children's Partnership Ltd.; 19,644 shares held by six education trusts established for the benefit of the children of Paul J. Sarvadi; and 10,036 shares held by Paul J. Sarvadi and Vicki D. Sarvadi JT WROS.





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CUSIP NO.  00 7094 105                        PAGE   4   OF   6  PAGES
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ITEM 1.
    Item 1(a)    Name of Issuer:                Administaff, Inc.
    Item 1(b)    Address of Issuer's
                 Principal Executive Offices:   19001 Crescent Springs Drive
                                                Kingwood, Texas 77339-3802

ITEM 2.
    Item 2(a)    Name of Person Filing:         Paul J. Sarvadi

    Item 2(b)    Address of Principal
                 Business Office or, if none,   19001 Crescent Springs Drive
                 Residence:                     Kingwood, Texas 77339-3802

    Item 2(c)    Citizenship:                   United States

    Item 2(d)    Title of Class of Securities:  Common Stock, par value $0.01 per share

    Item 2(e)    CUSIP Number:                  00 7094 105


ITEM 3.          IF THIS STATEMENT IS FILED PURSUANT TO RULE
                 SECTIONS 240.13D-1(b) OR 240.13D-2(b) OR (C), CHECK
                 WHETHER THE PERSON FILING IS A:

                 Not Applicable.

ITEM 4.          OWNERSHIP

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


                 (a)     Amount Beneficially Owned:       See Cover Page Item 9

                 (b)     Percent of Class:     See Cover Page Item 11

                 (c)     Number of shares as to which such person has:

                           (i)    Sole power to vote or to direct the vote:
                                  See Cover Page Item 5

                           (ii)   Shared power to vote or to direct the vote:
                                  See Cover Page Item 6

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CUSIP NO.  00 7094 105                        PAGE   5   OF   6  PAGES
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                           (iii)  Sole power to dispose or to direct the
                                  disposition of:  See Cover Page Item 7

                           (iv) Shared power to dispose or to direct the disposition: See Cover Page Item 8

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                Not Applicable.

ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                Not Applicable.

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                Not Applicable.

ITEM 9.         NOTICE OF DISSOLUTION OF GROUP

                Not Applicable.

ITEM 10.        CERTIFICATION

                Not Applicable.


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CUSIP NO.  00 7094 105                        PAGE   6   OF   6  PAGES
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                                    SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                    February 9, 2004
                                    ------------------------------------------
                                              Date

                                     /s/ PAUL J. SARVADI
                                    ------------------------------------------
                                              Signature

                                     PAUL J. SARVADI
                                     Chairman of the Board and Chief Executive
                                     Officer


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).